Filed pursuant to Rule 424(b)(3)
File No. 333-202279

Grant Park Fund March 2017 Update
April 24, 2017

Supplement dated April 24, 2017 to Prospectus dated April 29, 2016
C l ass	March ROR	YTD ROR	Net Asset Value	Net Asset Value per Unit
A	-2.06%	-1.03%	$9.05M	$1,073.135
B	-2.11%	-1.19%	$91.87M	$880.169
Legacy 1	-1.87%	-0.45%	$1.25M	$845.506
Legacy 2	-1.89%	-0.51%	$0.42M	$827.273
Global 1	-1.80%	-0.40%	$31.37M	$835.501
Global 2	-1.81%	-0.46%	$1.73M	$819.423
Global 3	-1.96%	-0.89%	$14.98M	$712.925
ALL PERFORMANCE REPORTED IS NET OF FEES AND EXPENSES

Sector Commentary
Currencies:  The U.S. dollar weakened as investors questioned whether failure to pass healthcare reform was an indication the U.S. government would be unable to pass market-friendly legislation.  The New Zealand dollar weakened after the Reserve Bank of New Zealand decided not to raise interest rates.  The British pound strengthened as the U.K. formally started the process of leaving the European Union.

Energy:  Crude oil prices declined, pressured by a rise in the U.S. oil-rig count and by uncertainty over whether OPEC will extend its production cuts into the second half of the year.  Natural gas prices rose 15% on decreasing inventories.

Equities:  U.S. equity markets were mixed on doubts whether the federal government will be able to enact economic plans for tax reform and fiscal stimulus.  European equity markets, led by bank stocks and automobile manufacturers, rose after Britain commenced proceedings to exit the European Union.

Fixed Income:  Eurozone fixed income markets moved lower due to a widening differential between interest rate policies of the U.S. and Eurozone central banks.

Grains/Foods:  Soybean markets declined over seven percent after crop-planting reports indicated the likelihood of abundant future supplies.  Sugar prices fell 12% on expectations of a supply surplus, while cocoa prices rose over seven percent over concerns of reduced inventories.

Metals:  Precious metal prices declined in anticipation the Federal Reserve would raise interest rates.  Copper prices fell after supply-related concerns were relieved.

Additional Information:  For the Fund’s monthly Account Statement, including the net asset value per unit, and related information, please visit our website at grantparkfunds.com.

Sincerely,

David Kavanagh
 President

Daily fund performance and weekly commentaries are available on our website at grantparkfunds.com.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS
FUTURES TRADING INVOLVES A HIGH DEGREE OF RISK AND IS NOT SUITABLE FOR ALL INVESTORS
THIS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITY FOR SALE NOR SHALL THERE BE ANY SALE OF SECURITIES IN ANY JURISDICTION IN WHICH AN OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION OFFERING BY PROSPECTUS ONLY.

Account Statement
(Prepared from books without audit)
For the month ended March 31, 2017

STATEMENT OF INCOME
Trading Income (Loss)	Monthly Performance	Year to Date Performance
Realized Trading Income (Loss)	$739,598	$2,594,279
Change In Unrealized Income (Loss)	-3,174,549	-1,673,689
Brokerage Commission	-92,445	-228,674
Exchange, Clearing Fee and NFA Charges	0	0
Other Trading Costs	-103,942	-347,672
Change in Accrued Commission	10,584	-7,454
Net Trading Income (Loss)	-2,620,754	336,790

Other Income	Monthly Performance	Year to Date Performance
Interest, U.S. Obligations	$67,989	$204,078
Interest, Other	32,989	100,010
U.S. Government Securities Gain (Loss)	0	0
Dividend Income	0	0
Total Income (Loss)	-2,519,776	640,878

Expenses	Monthly Performance	Year to Date Performance
Management Fee	$0	$0
Incentive Fee	36,109	136,221
Operating Expenses	32,714	100,785
Organization and Offering Expenses	37,721	116,224
Brokerage Expenses	595,800	1,845,327
Dividend Expenses	0	0
Total Expenses	702,344	2,198,557

Net Income (Loss)	-$3,222,120	-$1,557,679

Statement of Changes in Net Asset Value	Monthly Performance	Year to Date Performance
Beginning Balance	$159,385,339	$165,364,938
Additions	59,925	64,925
Net Income (Loss)	-3,222,120	-1,557,679
Redemptions	-5,553,404	-13,202,444
Balance at March 31, 2017	$150,669,740	$150,669,740

PERFORMANCE SUMMARY BY CLASS
Class	Net Asset Value per Unit	Units	Net Asset Value	Monthly ROR Year to Date ROR
A	$1,073.135	8,433.23953	$9,050,007	-2.06%	-1.03%
B	$880.169	104,378.73138	$91,870,900	-2.11%	-1.19%
Legacy 1	$845.506	1,478.58093	$1,250,149	-1.87%	-0.45%
Legacy 2	$827.273	511.77476	$423,378	-1.89%	-0.51%
Global 1	$835.501	37,549.83406	$31,372,933	-1.80%	-0.40%
Global 2	$819.423	2,107.84288	$1,727,214	-1.81%	-0.46%
Global 3	$712.925	21,005.23199	$14,975,159	-1.96%	-0.89%

To the best of my knowledge and belief the information contained herein is accurate and complete.

__________________________________________________________
David Kavanagh, President
For Dearborn Capital Management, LLC
General Partner of Grant Park Futures Fund, Limited Partnership